November 2020 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q3’20 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q3’20 Operating Results S.J. Cheng Q3’20 Financial Results Silvia Su Q4’20 Business Outlook S.J. Cheng Q&A

Q3’20 Operating Results

Revenue: NT$5,686.1M (QoQ +4.8%, YoY +5.3%) a six year high for third quarter Q1~Q3’20: YoY +13.1% Gross Margin: 19.3% (QoQ: -1.4ppts, YoY: -2.1ppts); Q1~Q3’20: 20.9% (YoY: +2.9ppts) OpEX: 6.9%; Q1~Q3’20: 7.1% Revenue & Gross Margin 5

Utilization Rate


Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
Q3'20: 75%
Q2'20: 81%
Q3'19: 74%
Q3'20: 80%
Q2'20: 76%
Q3'19: 76%
Q3'20: 76%
Q2'20: 74%
Q2'19: 73%
Q3'20: 85%
Q2'20: 71%
Q3'19: 70%
Q3'20: 79%
Q2'20: 76%
Q3'19: 74%
75%
75%
70%
75%
74%
76%
79%
76%
79%
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

6

ChipMOS

Q3’20 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q3’20: 42.2% (QoQ: +3.4%, YoY: +5.1%)

Revenue Breakdown － DDIC + Gold Bump 9 Q3’20: 49.3% (QoQ: +10.7%, YoY: +9.1%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q3’20 Smart Mobile 35% TV 18% Computing 12.5% Auto/Industrial 10.5% Consumer 24% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / server SSD In-car infotainment ADAS / sensor industrial PC Game Smart speaker DSC, STB TWS

Q3’20 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1): QoQ: Difference mainly due to the increase of the share of loss of associates accounted for using equity method of NT$51M and partially offset by a decrease of foreign exchange loss of NT$9M. YoY: Difference mainly due to the increase of the share of loss of associates accounted for using equity method of NT$50M, the increase of the net foreign exchange loss of NT$84M and partially offset by a slight increase NT$8M in the gain on valuation of financial assets at fair value through profit or loss. Selected Items from Consolidated Statements of Comprehensive Income Q3'20 Q2'20 QoQ Q3'19 YoY (NT$ Millions) Revenue 5,686.1 5,428.1 4.8% 5,399.1 5.3% Gross Profit 1,095.5999999999999 1,124.5 -2.6% 1,152.8 -4.961832061068705 Gross Margin 0.193 0.20699999999999999 -1.4ppts 0.214 -2.1ppts Operating Expenses -,394.4 -,398.2 .95429432446007319 -,393 -0.4% Operating Profit 717.6 789.2 -9.7% 785.8 -8.7% Operating Profit Margin 0.126 0.14499999999999999 -1.9ppts 0.14599999999999999 -2.0ppts Non-operating Income (Expenses)(1) -,178.5 -,132.80000000000001 -0.34412650602409628 -54.7 -2.2632541133455208 Profit Attributable to the Company 423.4 544.9 -0.22297669297118738 585.9 -0.27735108380269669 EPS Attributable to the Company - Basic (NT$) 0.57999999999999996 0.75 -0.22666666666666668 0.81 -0.28395061728395077 Weighted Average Shares Outstanding (in thousands) - Basic ,727,240 ,727,240 0.0% ,727,240 0.0% EPS Attributable to the Company - Diluted (NT$) 0.57999999999999996 0.75 -0.22666666666666668 0.8 -0.27500000000000013 Weighted Average Shares Outstanding (in thousands) - Diluted ,729,351 ,729,409 -79516430425141671.1% ,729,827 .1%

Consolidated Statements of Financial Position & Key Indices Selected Items from Consolidated Statements of Financial Position Q3'20 Q2'20 Q3'19 4Q16 1Q16 1Q16 (NT$ Millions) Amount % Amount % Amount % Amount % Amount % Current Assets 12,317.7 0.36068449147753062 13,161.5 0.36922899968860373 12,382.4 0.3605614116824879 16,966.7 0.54213637525562375 19,124.599999999999 0.55628888649724106 19,124.599999999999 0.55628888649724106 Non-current Assets 21,833.200000000001 0.63931550852246943 22,484.400000000001 0.63077100031139632 21,959.599999999999 0.63943858831751199 14,329.3 0.45786362474437625 15,254.3 0.44371111350275899 15,254.3 0.44371111350275899 Total Assets 34,150.9 100.0% 35,645.9 100.0% 34,342 100.0% 31,296 100.0% 34,378.899999999994 100.0% 34,378.899999999994 100.0% Current Liabilities 4,084.8 0.11961031773686784 6,037.2 0.16936590182882183 5,028.3 0.14641837982645159 4,664.5 0.14904460633946831 6,478.9 0.189 6,478.9 0.18845570975220269 Non-current Liabilities 9,991 0.29155451540076543 10,044.4 0.281782757624299 10,162.799999999999 0.29592918292469861 10,358 0.33096881390593047 6,816.7 0.19828150406208461 6,816.7 0.19828150406208461 Total Liabilities 14,075.8 0.41216483313763325 16,081.6 0.45114865945312083 15,191.1 0.44234756275115023 15,022.5 0.48001342024539878 13,295.599999999999 0.38673721381428727 13,295.599999999999 0.38673721381428727 Total Equity 20,075.99999999999 0.5878351668623667 19,564.3 0.54885134054687912 19,150.900000000001 0.55765243724884983 16,273.5 0.51998657975460127 21,083.3 0.61326278618571284 21,083.3 0.61326278618571284 Total Liabilities and Equity 34,150.9 100.0% 35,645.9 100.0% 34,342 100.0% 31,296 100.0% 34,378.899999999994 100.0% 34,378.899999999994 100.0% Key Indices A/R Turnover Days 74 78 83 81 78 73 Inventory Turnover Days 44 50 38 50 44 41

Consolidated Statements of Cash Flows Note (1): YoY: Difference mainly due to NT$851M increase of the operating profit, NT$820M decrease of CapEX and partially offset by a NT$436M increase of cash dividend paid. Q1-Q3'20 Q1-Q3'19 (NT$ Millions) Cash and Cash Equivalents at Beginning of Period 4,704.1000000000004 4,642.5 Net Cash Generated from(used in) Operating Activities 4,052.3 3,845.2 Net Cash Generated from(used in) Investing Activities -2,765.3 -2,566.1 Net Cash Generated from(used in) Financing Activities -1,195.9000000000001 -1,289.3 Effect of Exchange Rate Change on Cash -7 2.4 Cash and Cash Equivalents at End of Period 4,788.2 4,634.7 Free Cash Flow(1) 1,328.5 -,116.5

Capital Expenditures & Depreciation CapEX: NT$423.9M Depreciation: NT$1,063.1M

Q4’20 Business Outlook

Semiconductor market continues to grow by new 5G smartphone and consumer launching, and healthy inventory levels Demand remains strong, with capacity adds and test ASP increases Memory DRAM: Continued momentum from Q3’20 Flash: Bolstered by gaming demand and new consumer launches DDIC Mid/Large panel (NB/Tablet/TV): Continued momentum from Q3’20 Small panel (Smart phone): Mid/Low end of 5G smartphone demand driver TDDI demand from increasing penetration ratio of HD grade panels Market & Business Outlook

Q&A https://www.chipmos.com